                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                            J. Alexanders Corporation
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   466096 10 4
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   /X/ Rule 13d-1(b)     / / Rule 13d-1(c)    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

CUSIP No. 466096 10 4
Schedule 13G

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Dresdner RCM Global Investors LLC  94-3244780
    Dresdner RCM Global Investors
     US Holdings LLC  94-3244780

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) / /      (b) /X/

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Dresdner RCM Global Investors LLC
     - DE Limited Liability Co.
    Dresdner RCM Global Investors
     US Holdings LLC - DE Limited Liability Co.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5  SOLE VOTING POWER

    Dresdner RCM Global Investors LLC  -0-
    Dresdner RCM Global Investors
     US Holdings LLC  -0-

6  SHARED VOTING POWER

    Dresdner RCM Global Investors LLC  -0-
    Dresdner RCM Global Investors
     US Holdings LLC  -0-

7  SOLE DISPOSITIVE POWER

    Dresdner RCM Global Investors LLC  -0-
    Dresdner RCM Global Investors
     US Holdings LLC  -0-

8  SHARED DISPOSITIVE POWER

    Dresdner RCM Global Investors LLC  -0-
    Dresdner RCM Global Investors
     US Holdings LLC  -0-

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Dresdner RCM Global Investors LLC  -0-
    Dresdner RCM Global Investors
     US Holdings LLC  -0-

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Dresdner RCM Global Investors LLC  0.0%
    Dresdner RCM Global Investors
     US Holdings LLC  0.0%

12 TYPE OF REPORTING PERSON*

    Dresdner RCM Global Investors LLC -IA,OO
    Dresdner RCM Global Investors
     US Holdings LLC -IA,OO

Item 1(a) Name of Issuer:

   J. Alexanders Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

     3401 West End Avenue
     P.O. Box 24300
     Nashville, Tennessee  37202

Item 2(a) Name of Person Filing:

   Dresdner RCM Global Investors LLC
   Dresdner RCM Global Investors US Holdings LLC

Item 2(b) Address of Principal Business Office or, if none, Residence:

   Four Embarcadero Center
   San Francisco, California  94111

Item 2(c) Citizenship:

   Dresdner RCM Global Investors LLC - DE Limited Liability Co.
   Dresdner RCM Global Investors US Holdings LLC -
     DE Limited Liability Co.

Item 2(d) Title of Class of Securities:

   Common

Item 2(e) CUSIP Number:

   466096 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

   (e)  /X/  An investment adviser in accordance with
   Section 240.13d-1(b)(1)(ii)(E). *See Exhibit A.

Item 4.  Ownership.

   See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

   Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

   See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

   Not Applicable.

Item 9. Notice of Dissolution of Group.

   See Exhibit A.

Item 10.  Certification.

   Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By /s/Kenneth B. Weeman, Jr.          February 16, 2000
   -------------------------
   Kenneth B. Weeman, Jr.
   In his capacity as
   Vice Chairman
   of Dresdner RCM Global
   Investors LLC, Vice Chairman of
   Dresdner RCM Global
   Investors US Holdings LLC,

EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser and a wholly owned subsidiary of Dresdner RCM US Holdings LLC ("DRCM Holdings"). DRCM Holdings, a Delaware Limited Liability Company, is a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"), an international banking organization headquartered in Frankfurt, Germany.

Dresdner RCM has filed this Schedule 13G pursuant to Section 240.13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 (the "Act") and DRCM Holdings has filed this Schedule 13G pursuant to Section 240.13d-
(b)(1)(ii)(G) of the Act.

Dresdner RCM, DRCM Holdings and Dresdner are now filing a joint statement on
Schedule 13G under the Act in connection with the common stock of J. Alexanders Corporation. Previously, Dresdner RCM and DRCM Holdings filed separately from Dresdner. Effective with this filing, all three entities are now filing jointly. As a result, the purpose of this filing is to close the separate1998 Schedule 13G or 13G/A, as appropriate, annual filing for Dresdner RCM and DRCM Holdings.

Dresdner RCM and DRCM Holdings are each responsible for the timely filing of
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

February 16, 2000

By /s/ Kenneth B. Weeman, Jr.
   --------------------------
   Kenneth B. Weeman, Jr.
   In his capacity as
   Vice Chairman
   of Dresdner RCM Global
   Investors LLC, Vice Chairman of
   Dresdner RCM Global
   Investors US Holdings LLC,